Trading Symbol TSX:GGC

GENCO WAIVES PROXY DEADLINE

June 24, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. (“Genco”) today announced that it will extend the proxy cut-off time for its annual general meeting of shareholders to 11:00 a.m. (Vancouver time) on Thursday, June 26, 2008, the date of the scheduled meeting. As certain shareholders have indicated a delay in receiving their proxy materials, Genco has determined that it would be in the best interests of shareholders to extend the proxy cut-off to allow all shareholders the opportunity to vote their shares.

Genco recommends that shareholders vote the WHITE proxy in favour of management's slate of directors and its long-term plan for Genco.

How to Cast your WHITE proxy

You can support Genco by voting the WHITE proxy form shareholders received in the mail with a VOTE FOR the resolutions contained therein. If you have already voted using the Dissident proxy you have every right to change your vote by simply executing the WHITE proxy. It is only your latest dated proxy that will be counted. Your WHITE proxy must be voted by any one of the methods described on the form. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

The Board recommends that you discard any materials received from the Dissident.

If you have any questions about the information contained in the news release or require assistance in completing your WHITE proxy, please contact Genco's proxy solicitation agent at:

Kingsdale Shareholder Services Inc.
North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580
Please visit our website for regular updates at www.gencoresources.com

For further information:
Wayne Moorhouse
Vice-President, Finance and Corporate Secretary
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)